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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                         Internet Commerce Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46059F109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                      Ken Claydon, Cable and Wireless PLC
                               124 Theobalds Road
                       London WCIX 8RX +44 020 7315 5051
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 12, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check  the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (ACT) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 46059F109


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Cable and Wireless PLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  X
          ----------------------------------------------------------------------
     (b)
          ----------------------------------------------------------------------
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


     WC
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     ENGLAND & WALES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    5,316,821 (SEE ITEM 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0 (SEE ITEM 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    5,316,821 (SEE ITEM 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0 (SEE ITEM 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     5,316,821 (SEE ITEM 5)
________________________________________________________________________________
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     15.94%  (SEE ITEM 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     CO
________________________________________________________________________________


Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish the I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use: please leave blank.

CUSIP No. 46059F109


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Cable & Wireless USA, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  X
          ----------------------------------------------------------------------
     (b)
          ----------------------------------------------------------------------
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS* (SEE INSTRUCTIONS)


     WC
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     DISTRICT OF COLUMBIA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    5,316,821 (SEE ITEM 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0 (SEE ITEM 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    5,316,821 (SEE ITEM 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0 (SEE ITEM 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     5,316,821 (SEE ITEM 5)
________________________________________________________________________________
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     15.94%  (SEE ITEM 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     CO
________________________________________________________________________________


Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish the I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use: please leave blank.

Item 1.  Security and Issuer

     This statement relates to the Class A Common Stock of Internet Commerce Corporation (the "Issuer").

     The principal executive offices of the Issuer are located at 805 Third Avenue, New York, New York 10022.


Item 2.  Identity and Background

     The following information is given with respect to each Reporting Person which is a corporation:

     Cable and Wireless PLC (C&W PLC) is a public limited company incorporated under the laws of England and Wales. C&W PLC's registered office is 124 Theobalds Road, London, WC1X 8RX, United Kingdom.

     Cable & Wireless USA, Inc. (C&W USA) is indirectly wholly owned by C&W PLC. C&W USA is a corporation organized under the laws of the District of Columbia and conducts its principal business operations in 8219 Leesburg Pike, Vienna, Virginia 22182.

     The Reporting Persons, directly and through their subsidiaries and affiliates, offer a range of services spanning broadband data and Internet services, fixed and mobile voice, as well as interactive entertainment and information.

     Each Reporting Person has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each principal executive officer and director of C&W PLC and C&W USA is set forth in Schedule A and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Persons purchased a total of 10,000 shares of Series C Convertible Preferred Stock ("Purchased Stock") of the Issuer for an investment of $10,000,000. Such purchase was consummated via a Master Agreement ("Agreement") between the Reporting Persons and the Issuer dated November 23, 1999.

     The source of consideration under the Agreement was working capital. None of the Purchase Stock was acquired with borrowed funds.


Item 4.  Purpose of Transaction

     The Reporting Persons acquired the Purchased Stock as an investment. Subject to contractual and regulatory restrictions, the Reporting Persons may sell shares of the Purchased Stock from time to time in the open market or in privately negotiated transactions, and may also enter into short sales, the purchase or sale of derivative securities or other hedging transactions with broker-dealers or other financial institutions. Transactions in respect of the shares of the Purchased Stock may be effected from time to time based upon either Reporting Person's capital requirements, strategic business planning and/or the market price of the Class A Common Stock.

     Pursuant to the Agreement, the Reporting Persons and the Issuer also entered into an arrangement whereby each party will market and sell the others' services. Under the terms of the Agreement, the Issuer may issue on an annual basis to the Reporting Persons additional stock for the attainment of set quarterly revenue targets for the sales of the Issuer services. The number of shares issued will be equal to the result of multiplying the gross amount of sales for the Issuer's services sold by the Reporting Persons by 5%.

     As further described in Item 5 pursuant to the Agreement, the Reporting Persons have a warrant for 400,000 shares of Class A Common Stock. The Issuer agreed also to grant the Reporting Persons certain registration rights in a separate agreement with regard to all shares of Preferred and Common Stock issued to the Reporting Persons pursuant to this Agreement and all shares issued upon the conversion of the Preferred Stock and the exercise of the Warrant.


     In addition, under the terms of the Agreement, in exchange for the Reporting Persons' investment in the Issuer and for other good and valuable consideration, the Issuer and the Reporting Persons have agreed to take certain actions so that a nominee of the Reporting Persons will be elected to the Issuer's Board of Directors.

     Except as otherwise set forth in this Item 4, neither Reporting Person has present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer 's business or corporate structure; (vii) changes in the Issuer's Articles of Association, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

     Each Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.


Item 5. Interest in Securities of the Issuer

     The Reporting Persons purchased a total of 10,000 shares of the Purchased Stock in the Issuer for an investment of $10,000,000. Such purchase was consummated via the Agreement between the Reporting Persons and the Issuer dated November 23, 1999. The acquisition of the Purchased Stock closed on January 12, 2000. Currently there are 4,469,194 shares of Class A Stock outstanding and 89,595 shares of Class B Common Stock outstanding of the Issuer. The Reporting Persons have 10,000 shares of Series C Preferred Stock which are convertible into 447,627.57 shares of Class A Common Stock and a warrant for 400,000 shares of Class A Common Stock with an exercise price of $22.21 per share. As a result, following exercise of the warrant and conversion of the Series C, there will be 5,316,821 shares of Class A Common Stock outstanding of which the Reporting Persons will own 15.94%. The shares and warrant are held in the name of C&W USA.

     The Reporting Persons have sole dispositive power over the Purchased Stock. The Reporting Persons have a right of first refusal to participate in any Issuer equity offering, on the same terms and conditions as other purchasers, to maintain its percentage ownership of the Issuer. The Reporting Persons have not been a party to any transaction in the Purchased Stock, other than the Agreement, in the last 60 days. The Reporting Persons know of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Stock.

     As of the date hereof, (i) Matthew Wolk beneficially owns 500 shares of Class A Common Stock, 350 of which were purchased on January 29, 2000 at a price per share of $38.50 (net of commissions) in transactions through a broker on the New York Stock Exchange; and (ii) Arthur Medici beneficially owns 200,000 shares of Class A Common Stock (in the form of unexercised options). Mr. Medici transferred 14,000 shares of Series A Common Stock to a family member on December 13, 1999. Except as described herein, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A, beneficially owns any equity securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons and the Issuer entered into the Agreement, whereby the Reporting Persons agreed to acquire 10,000 shares of Purchased Stock for a price of $10,000,000. The acquisition of the Purchased Stock closed January 12, 2000.

     In addition to the terms of the Agreement discussed in Item 5 above, the Issuer agreed to grant the Reporting Persons certain registration rights in a separate agreement with regard to all shares of Preferred and Common Stock issued to Reporting Persons pursuant to this Agreement and all shares issued upon the conversion of the Preferred Stock and the exercise of the Warrant.



Item 7. Materials to be Filed as Exhibits

Exhibit 1 Master Agreement between Cable and Wireless PLC and Internet Commerce Corporation

Exhibit 2   Warrant to Purchase Shares of Class A Common Stock

Exhibit 3   Registration Rights Agreement

Exhibit 4   Joint Filing Agreement



                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.




                                                 CABLE AND WIRELESS PLC



                                                  By /s/ Ken Claydon
                                                     ---------------------
                                                          Secretary


February 1, 2000


                                                 CABLE & WIRELESS USA, INC.



                                                 By /s/ Richard H. Goshorn
                                                    ----------------------
                                                    Senior Vice-President
                                                    and General Counsel

February 1, 2000

                                   Schedule A

Set forth below are the names and positions of all of the directors and principal executive officers of Cable and Wireless PLC and Cable & Wireless
USA, Inc., the principal occupation or employment of such person and the name, principal business and address of any corporation or other organization in which such employment is conducted.

CABLE AND WIRELESS PLC
Executive Officers and Members of the Board of Directors

Name                         Business Address            Principal Occupation       Citizenship
----                         ----------------            --------------------       -----------

Graham Martyn Wallace        Cable and Wireless plc      Chief Executive            United Kingdom
                             124 Theobalds Road
                             London, WC1X 8RX

Robert Earl Lerwill          Cable and Wireless plc      Executive Director of      United Kingdom
                             124 Theobalds Road          Finance
                             London, WC1X 8RX

Stephen Raymond Pettit       Cable and Wireless plc      Executive Director of      United Kingdom
                             124 Theobalds Road          Corporate Development
                             London, WC1X 8RX

Sir Ralph Harry Robins       Cable and Wireless plc      Director and Chairman      United Kingdom
                             124 Theobalds Road
                             London, WC1X 8RX

Sir Winfried Franz Wilhelm   Cable and Wireless plc      Director and Department    Germany
Bischoff                     124 Theobalds Road          Chairman
                             London, WC1X 8RX

Dr. Janet Patricia Morgan    Cable and Wireless plc      Director                   United Kingdom
                             124 Theobalds Road
                             London, WC1X 8RX

David Percy Nash             Cable and Wireless plc      Director                   United Kingdom
                             124 Theobalds Road
                             London, WC1X 8RX

David Robert Varney          Cable and Wireless plc      Director                   United Kingdom
                             124 Theobalds Road
                             London, WC1X 8RX

Raymond George Hardenbergh   Cable and Wireless plc      Director                   United States
Seitz                        124 Theobalds Road
                             London, WC1X 8RX

Linus Wing Lam Cheung        Cable and Wireless plc      Chief Executive Director   United Kingdom
                             124 Theobalds Road
                             London, WC1X 8RX

Ken Claydon                  Cable and Wireless plc      Secretary                  United Kingdom
                             124 Theobalds Road
                             London, WC1X 8RX


CABLE & WIRELESS USA, INC.
Executive Officers and Members of the Board of Directors

Name                         Business Address            Principal Occupation       Citizenship
----                         ----------------            --------------------       -----------

Wharton B. Rivers            8219 Leesburg Pike          Director and President,    United States
                             Vienna, VA 22182            Global Operations

Richard H. Goshorn           8219 Leesburg Pike          Director, Senior           United States
                             Vienna, VA 22182            Vice President and
                                                         Secretary

Christopher Joyce            8219 Leesburg Pike          Chief Financial            United States
                             Vienna, VA 22182            Officer, Global
                                                         Operations

Robert T. Flood              8219 Leesburg Pike          Chief Technology           United States
                             Vienna, VA 22182            Officer, Global
                                                         Operations

Tina M. Corner               8219 Leesburg Pike          Senior Vice President,     United States
                             Vienna, VA 22182            Retail Sales, Large
                                                         Account Organization

Thomas E. Sterbenc           8219 Leesburg Pike          Senior Vice President,     United States
                             Vienna, VA 22182            Retail Sales

Arthur R. Medici             8219 Leesburg Pike          Senior Vice President,     United States
                             Vienna, VA 22182            Retail Marketing

Rachel J. Rothstein          8219 Leesburg Pike          Senior Vice President,     United States
                             Vienna, VA 22182            Regulatory and
                                                         Government Affairs

Matthew D. Wolk              8219 Leesburg Pike          Vice President, Global     United States
                             Vienna, VA 22182            Strategic Business
                                                         Development

William T. Comerford Jr.     8219 Leesburg Pike          Vice President, National   United States
                             Vienna, VA 22182            Industry Accounts

Vini N. Handler              8219 Leesburg Pike          Vice President, Product    United States
                             Vienna, VA 22182            Development and
                                                         Management

Todd Andrew Haven            8219 Leesburg Pike          Vice President, Internet   United States
                             Vienna, VA 22182            Protocol Special Markets

Teresa M. Jacques            8219 Leesburg Pike          Vice President, Human      United Kingdom
                             Vienna, VA 22182            Resources

Vince Gibson                 8219 Leesburg Pike          Treasurer                  United States
                             Vienna, VA 22182

Andrew Haire                 8219 Leesburg Pike          Assistant Secretary        United Kingdom
                             Vienna, VA 22182

Jonathan Spencer             8219 Leesburg Pike          Assistant Secretary        United States
                             Vienna, VA 22182
